Exhibit 8.1

Subsidiaries of Agencia Comercial Spirits Ltd

The following is a list of subsidiaries of the Registrant.

Business Entity Name	Place of Formation
Ping Shiang Holding Ltd	British Virgin Islands
Agencia Comercial Co., Ltd	Taiwan
AGCC (HK) Co., Limited	Hong Kong
AGCC America Co., Ltd	Delaware
AGCC Japan Investment Holdings Ltd	British Virgin Islands
EJC Japan Co., Ltd.	Japan
AGCC Investment (Singapore) Co. Ltd	British Virgin Islands
AGCC-One Investment (Thailand) Co. Ltd	British Virgin Islands
AGCC-Two Investment (Thailand) Co. Ltd	British Virgin Islands
AGCC-Three Investment (Thailand) Co. Ltd	British Virgin Islands
NX Data Co., Ltd.	Thailand
AGCC AITECH (Thailand) Co., Ltd.	Thailand
AGCC Investment (Malaysia) Co. Ltd	British Virgin Islands
AGCC MALAYSIA SDN. BHD.	Malaysia
AGCC Investment (Indonesia) Co. Ltd	British Virgin Islands
PT. AGCC AITECH Indonesia	Indonesia